UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MYOS RENS TECHNOLOGY INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62857P108

(CUSIP Number)

March 25, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62857P108	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Matlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,060,866
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,060,866
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,060,866
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.57%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 62857P108	13G	Page 3 of 4 Pages

Item 1(a). Name of Issuer.

MYOS RENS TECHNOLOGY INC. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 45 Horsehill Road, Suite 106 Cedar Knolls, New Jersey 07927.

Item 2(a). Name of Person Filing:

This statement is filed by David J. Matlin, hereinafter sometimes referred to as the “Reporting Person.”

Item 2(b). Address of the Principal Office or, if none, residence:

The address of the business office of Reporting Person is c/o MatlinPatterson Global Advisers LLC, 70 East 55th Street, 9th Floor, New York, New York 10022.

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e). CUSIP Number:

62857P108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference. The Reporting Person has the sole power to vote and dispose of all the Common Stock owned by him. As of December 31, 2018, the Reporting Person beneficially owned 715,500 shares of Common Stock representing 7.81% of the Common Stock based on 7,473,723 outstanding shares of Common Stock as reported by the Company in its Schedule 14A for its 2018 Annual Meeting of Stockholders filed with the SEC on November 19, 2018. The percentage in Item 11 of the cover page is based on 9,165,578 issued and outstanding shares of Common Stock as reported to the Reporting Person by the Company in connection with the private placement described in its Current Report on Form 8-k dated March 25, 2019 and filed with the SEC on March 26, 2019.

CUSIP No. 62857P108	13G	Page 4 of 4 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2019

David J. Matlin

/s/ David J. Matlin